Paramount Energy Trust

Consolidated Balance Sheets

As at	March 31, 2008	December 31, 2007
($ thousands, unaudited)

Assets
Current assets
Accounts receivable	$ 72,986	$ 65,160
Marketable securities (note 3)	1,426	1,069
Financial instruments (notes 2 and 12)	-	18,447
	74,412	84,676

Property, plant and equipment (notes 4 and 5)	1,081,354	1,097,338
Goodwill	29,129	29,129
Financial instruments (notes 2 and 12)	889	1,564
	$ 1,185,784	$ 1,212,707

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 77,831	$ 48,754
Distributions payable	11,076	10,956
Financial instruments (notes 2 and 12)	60,128	-
	149,035	59,710

Long term bank debt (note 7)	331,819	342,190
Gas over bitumen royalty adjustments (note 15)	63,048	59,593
Asset retirement obligations (note 11)	193,606	194,132
Convertible debentures (note 8)	224,958	224,135
Non-controlling interest (note 6)	1,942	2,012

Unitholders’ equity
Unitholders’ capital (note 9)	1,091,406	1,083,250
Equity component of convertible debentures (note 8)	7,338	7,338
Contributed surplus (note 10)	9,500	8,446
Deficit	(886,868)	(768,099)
	221,376	330,935
	$ 1,185,784	$ 1,212,707
See accompanying notes Basis of presentation: note 1 Commitments and contingency: notes 12, 13 and 15

Paramount Energy Trust

Interim Consolidated Statements of Earnings (Loss) and Deficit

	Three Months
	Ended March 31
	2008	2007
($ thousands except per unit amounts, unaudited)
Revenue
Natural gas	$ 119,071	$ 99,693
Royalties	(17,729)	(14,687)
Realized gain on financial instruments (notes 2 and 12)	2,807	14,291
Unrealized loss on financial instruments (notes 2 and 12)	(79,250)	(48,493)
Gas over bitumen revenue (note 15)	793	875
	25,692	51,679

Expenses
Operating	33,037	25,389
Transportation costs	3,594	2,686
Exploration expenses	3,661	5,155
General and administrative (note 10)	8,037	4,754
Interest and other	3,847	3,144
Interest on convertible debentures	4,574	3,049
Gain on sale of property, plant and equipment	(1,528)	-
Depletion, depreciation and accretion	56,200	46,751
	111,422	90,928
Earnings (loss) before income taxes	(85,730)	(39,249)
Future income tax (note 14)	-	-
Current taxes	-	-
	-	-
Net earnings (loss) before non-controlling interest	(85,730)	(39,249)
Non-controlling interest (note 6)	70	(12)
Net earnings (loss)	(85,660)	(39,261)
Deficit, beginning of period	(768,099)	(619,748)
Change in accounting policy (note 2)	-	30,337
Distributions declared	(33,109)	(41,275)
Deficit, end of period	(886,868)	(669,947)
Accumulated other comprehensive income	-	-
Deficit and accumulated other comprehensive income, end of period	$ (886,868)	$ (669,947)

Earnings (loss) per Trust Unit (note 9(c))
Basic and diluted	$(0.78)	$(0.46)

Distributions per Trust Unit	$0.30	$0.48

See accompanying notes

Paramount Energy Trust

Interim Consolidated Statements of Cash Flows

	Three Months
	Ended March 31
	2008	2007
($ thousands, unaudited)
Cash provided by (used for)
Operating activities
Net earnings (loss)	$ (85,660)	$ (39,261)
Items not involving cash
Depletion, depreciation and accretion	56,200	46,751
Trust Unit-based compensation	1,054	733
Unrealized loss (gain) on financial instruments	79,250	48,493
Gain on sale of property, plant and equipment	(1,528)	-
Gain on marketable securities	(357)	-
Non-cash interest expense on convertible debentures	823	539
Non-controlling interest	(70)	12
Gas over bitumen royalty adjustments	3,455	4,106
Expenditures on asset retirement obligations	(1,716)	(1,831)
Change in non-cash working capital	1,450	7,407
Cash flow provided by operating activities	52,901	66,949

Financing activities
Issue of Trust Units	3,700	3,907
Distributions to Unitholders	(28,652)	(35,166)
Change in bank debt	(10,371)	16,467
Change in non-cash working capital	3,150	(2,765)
	(32,173)	(17,557)

	$ 20,728	$ 49,392

Investing activities
Acquisition of properties and corporate assets	(462)	(5,264)
Exploration and development expenditures	(43,420)	(59,060)
Proceeds on sale of property and equipment	6,382	2,053
Change in non-cash working capital	16,772	12,879
	$ (20,728)	$ (49,392)

Change in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	$ -	$ -

Interest paid	$ 4,373	$ 3,277
Taxes paid	$ -	$ 37

See accompanying notes

PARAMOUNT ENERGY TRUST

Notes to Interim Consolidated Financial Statements

(dollar amounts in $ thousands Cdn except as noted)

1.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These interim consolidated financial statements of Paramount Energy Trust (“PET” or “the Trust”) have been prepared by management under the successful efforts method of accounting in accordance with Canadian generally accepted accounting principles (“GAAP”) following the same accounting principles and methods of computation as the consolidated financial statements for the year ended December 31, 2007 except as described in note 1 a) below.  Certain of the disclosures provided below are incremental to those included with the annual consolidated financial statements.  The specific accounting principles used are described in the annual consolidated financial statements of the Trust appearing on pages 38 through 39 of the Trust’s 2007 annual report and should be read in conjunction with these interim financial statements.

a)

Significant New Accounting Disclosures – Financial Instruments

Effective January 1, 2008, the Trust adopted the accounting requirements for CICA Handbook Sections 3862 ‘‘Financial Instruments – Disclosure’’, 3863 ‘‘Financial Instruments – Presentation’’, and 1535 ‘‘Capital Disclosures’’. Disclosure and presentation requirements for financial instruments are intended to provide further information on the significance of financial instruments to the entity’s financial position, performance and funds flows. The Trust has presented and disclosed the nature and extent of the risks arising from financial instruments and how the entity manages such risks. Capital disclosure requirements provide an overview of the Trust’s objectives, policies and processes for managing its capital structure.  Adjustments to the consolidated financial statements for the three month period ended March 31, 2008 have been made in accordance with the transitional provisions for these new standards. Refer to disclosure in note 12 relating to each of the above standards.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument to another entity. Upon initial recognition all financial instruments, including derivatives, are recognized on the balance sheet at fair value. Subsequent measurement is then based on the financial instruments being classified into one of five categories: held for trading, held to maturity, loans and receivables, available for sale and financial liabilities measured at amortized cost. The Trust has designated its financial instruments into the following categories applying the indicated measurement methods:

Financial instrument	Category	Measurement method
Marketable securities	Held for trading	Fair value
Financial instrument assets and liabilities	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Loans and receivables	Amortized cost
Distributions payable	Loans and receivables	Amortized cost
Long term bank debt	Loans and receivables	Amortized cost
Convertible debentures	Financial liabilities	Amortized cost

Convertible debentures are classified as debt on the balance sheet with a portion of the proceeds allocated to equity.   The debt component has been measured based on amortized cost. The Trust will assess at each reporting period whether each financial asset, other than those classified as held for trading, is impaired.  An impairment loss, if any, is included in net earnings.

The Trust has entered into certain financial derivative and fixed-price physical delivery sales contracts (“physical sales contracts”) in order to reduce its exposure to market risks from fluctuations in commodity prices. These instruments are not used for trading or speculative purposes.  The Trust has not designated its financial derivative or physical sales contracts as effective accounting hedges, even though the Trust considers all commodity contracts to be effective economic hedges.   As a result, all financial derivative contracts and physical sales contracts are classified as held for trading and are recorded on the balance sheet at fair value, with changes in the fair value recognized as “unrealized gains and losses on financial instruments” on the Trust’s statement of earnings.   Settlements of financial derivative contracts are recognized in realized gains and losses on financial instruments and settlements of physical sales contracts are recognized in oil and natural gas revenue at the time each transaction under a contract is settled.

The Trust measures and recognizes embedded derivatives separately from the host contracts when the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, when it meets the definition of a derivative and when the entire contract is not measured at fair value. Embedded derivatives are recorded at fair value. Effective January 1, 2007, the Trust assessed existing material contracts for embedded derivatives. On an on-going basis, the Trust continues to evaluate all new material contracts for existence of embedded derivatives. No material embedded derivatives have been identified throughout the course of the above procedures.

Costs incurred to issue convertible debentures are recorded against the related financial liability. The Trust has not incurred any other material costs pertaining to the acquisition of financial assets or liabilities.

2.

CHANGE IN ACCOUNTING POLICY

On January 1, 2007, the PET adopted the new Canadian accounting standards for financial instruments.  Prior periods have not been restated.

At January 1, 2007, the following adjustments were made to the balance sheet to adopt the new standards:

Changes to balance sheet accounts	At January 1, 2007
Financial instrument asset – current	$ 25,768
Financial instrument asset – long term	4,764
Other assets	(5,419)
Increase in assets	$ 25,113

Convertible debentures	$ 5,224
Deficit	(30,337)
Increase in liabilities and reduction in deficit	$ (25,113)

a)

Financial instruments

The Trust uses financial instruments and non-financial derivatives, such as fixed-price commodity sales contracts requiring physical delivery of the underlying commodity, to manage the price risk attributable to anticipated sale of petroleum and natural gas production.

The Trust accounts for its commodity sales contracts requiring physical delivery as non-financial derivatives.  Prior to adoption of the new standards, physical receipt and delivery contracts did not fall within the scope of the definition of a financial instrument. Accordingly, the fair values of these financial instruments as at January 1, 2007 were recorded as an asset on the Trust’s balance sheet with an offsetting credit to deficit.  Changes in fair value of these financial instruments from January 1, 2007 to December 31, 2007 as well as changes in fair values of financial forward natural gas and foreign exchange contracts between January 1, 2007 and December 31, 2007 are recorded in earnings.  Financial forward natural gas and foreign exchange contracts have been accounted for as derivatives since January 1, 2006 and as such the changes in the fair value of these contracts have been recorded to earnings since that time.

b)

Convertible debenture issue costs

Costs related to the issuance of the Trust’s convertible debentures (see notes 3 and 8) are netted against the carrying value of the convertible debentures and amortized into earnings over the life of the convertible debentures using the effective interest rate method. Prior to January 1, 2007, transaction costs were recorded as deferred charges in other assets and recognized in net earnings on a straight-line basis over the life of the convertible debentures. On adoption, issue costs were adjusted to reflect the application of the effective interest rate method since the date of issue of the related convertible debentures.

3.

MARKETABLE SECURITIES

At December 31, 2007 marketable securities were comprised of $1.1 million in an interest in Cordero Energy Inc. (“Cordero”), a publicly traded oil and gas company.  PET acquired the interest in Cordero in July 2007 when it purchased all of the outstanding shares of Sebring Energy Inc (“Sebring”) on the basis of 1 share of Cordero for every 12.2 shares of Sebring held.  Sebring was a privately held oil and gas company, in which PET held an 11percent interest.  On March 20, 2008 Cordero entered into an agreement to sell all of its outstanding shares at a price of $4.35/share to a government owned public utility company.  The Trust marked-to-market the investment in Cordero to a value of $1.4 million at March 31, 2008 based on the proposed purchase price. The increase in market value of the investment of $0.3 million for the three months ended March 31, 2008 has been included in interest and other expense on the statement of earnings (loss).

4.

PROPERTY, PLANT AND EQUIPMENT

	March 31, 2008	December 31, 2007
Petroleum and natural gas properties	$ 2,007,600	$ 1,971,066
Asset retirement costs	175,507	175,679
Corporate assets	3,043	2,617
	2,186,150	2,149,362
Accumulated depletion and depreciation	(1,104,796)	(1,052,024)
	$ 1,081,354	$ 1,097,338

Property, plant and equipment at March 31, 2008 included $141.8 million (December 31, 2007 - $142.9 million) currently not subject to depletion and $30.4 million (2007 - $30.4 million) of costs related to shut-in gas over bitumen reserves which are not being depleted due to the non-producing status of the wells in the affected properties.

5.

ACQUISITIONS

On June 26, 2007 PET closed the acquisition of a private oil and gas company and concurrent sale of certain net assets of the acquiree to a third party (the “Birchwavy Acquisition”) for cash consideration of $391.8 million, plus $17.6 million in respect of working capital and acquisition costs of $3.8 million.  The Birchwavy Acquisition was funded through the issuance of $250.5 million in subscription receipts which were converted into Trust Units upon closing of the acquisition (see note 9), $75.0 million in 6.5% convertible debentures (see note 8) and existing credit facilities.  The acquisition was accounted for using the purchase method of accounting. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.  The Trust has not yet finalized its determination of the assets acquired and the liabilities assumed, and therefore the purchase price and the allocation of such to the acquired assets and liabilities are subject to change.

Cash consideration	$ 391,800
Cash paid for net working capital	17,580
Acquisition costs	3,800
Cash consideration paid	$ 413,180

Property, plant and equipment	$ 449,014
Cash and cash equivalents	23,032
Accounts receivable	19,313
Other assets	2,026
Accounts payable and accrued liabilities	(24,364)
Asset retirement obligation	(55,841)
Cash consideration paid	$ 413,180

On April 30, 2007 the Trust closed the acquisition of producing petroleum and natural gas properties and assets in Northeast Alberta (the “Craigend/Radway/Stry Acquisition”) for an aggregate purchase price of $45.2 million.  The acquisition was financed through existing credit facilities.

6.

NON-CONTROLLING INTEREST

In August of 2006 PET completed an internal restructuring whereby certain assets (the “Severo Assets”) were transferred to Severo Energy Corporation (“Severo”), a private company, and a newly formed partnership, the Severo Energy Partnership (“Severo Partnership”).  In addition, PET provided a $10.5 million promissory note to Severo in exchange for additional common shares.

In consideration for the assets and the promissory note PET received 15,000,908 common shares of Severo priced at $2.00 per share and a 1percent partnership interest in Severo Partnership which has subsequently been transferred back to Severo.  Concurrent with the transaction Severo completed a private placement at $2.00 per share to employees and consultants for proceeds of $2.0 million representing approximately 6 percent of the issued common shares of Severo. As of December 31, 2007 PET owned approximately 93 percent of Severo.

PET has nominated two representatives of the two person Board of Directors of Severo. Since the Trust has retained effective control of Severo, the results, assets and liabilities of this entity have been included in these financial statements. The non-PET ownership interests of Severo are shown as non-controlling interest.

7.

BANK AND OTHER DEBT

At March 31, 2008 PET had a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”) with a borrowing base of $400 million consisting of a demand loan of $390 million and a working capital facility of $10 million.  The Trust’s lenders have completed their semi-annual borrowing base redetermination, resulting in a reconfirmation of the Trust’s borrowing base at $400 million through May 26, 2008.  Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year.  In addition to amounts outstanding under the Credit Facility, PET has outstanding letters of credit in the amount of $4.38 million.  Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate.  The effective interest rate on outstanding amounts at March 31, 2008 was 4.55 percent.

8.

CONVERTIBLE DEBENTURES

The Trust’s 6.5% convertible unsecured subordinated debentures issued on June 20, 2007 (“6.5% Convertible Debentures”) mature on June 30, 2012, bear interest at 6.5% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 6.5% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 6, 2006 (“2006 6.25% Convertible Debentures”) mature on April 30, 2011, bear interest at 6.25% per annum paid semi-annually on April 30 and October 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2006 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $23.80 per Trust Unit.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 26, 2005 (“2005 6.25% Convertible Debentures”) mature on June 30, 2010, bear interest at 6.25% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2005 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $19.35 per Trust Unit.

The Trust’s 8% convertible unsecured subordinated debentures (“8% Convertible Debentures”) mature on September 30, 2009, bear interest at 8.0% per annum paid semi-annually on March 31 and September 30 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 8% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit.

At the option of PET, the repayment of the principal amount of the convertible debentures may be settled in Trust Units.  The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95percent of the weighted average trading price for ten trading days prior to the date of redemption.  The interest payable may also be settled with the issuance of sufficient Trust Units to satisfy the interest obligation.

At March 31, 2008, the Trust had $5.9 million in 8% Convertible Debentures outstanding with a fair market value of $6.0 million, $55.3 million in 2005 6.25% Convertible Debentures outstanding with a fair market value of $55.3 million, $100.0 million in 2006 6.25% Convertible Debentures outstanding with a fair market value of $97.2 million, and $75 million in 6.5% Convertible Debentures outstanding with a fair market value of $69.7 million.

	8% Series Amount	2005 6.25% Series Amount	2006 6.25% Series Amount	6.5% Series Amount	Total Amount
Balance, December 31, 2006	$ 5,866	$ 55,038	$ 96,487	-	$ 157,391
June 20, 2007 Issuance	-	-	-	75,000	75,000
Issue costs	-	-	-	(3,000)	(3,000)
Portion allocated to equity	-	-	-	(2,812)	(2,812)
Change in accounting policy (see note 2)	(112)	(1,436)	(3,676)	-	(5,224)
Accretion of non-cash interest expense	-	116	731	291	1,138
Amortization of debenture issue fees	47	436	863	320	1,666
Converted into Trust Units	-	-	(24)	-	(24)
Balance, December 31, 2007	$ 5,801	$ 54,154	$ 94,381	$ 69,799	$ 224,135
Accretion of non-cash interest expense		29	183	125	337
Amortization of debenture issue fees	12	110	215	149	486
Balance, March 31, 2008	$ 5,813	$ 54,293	$ 94,779	$ 70,073	$ 224,958

A reconciliation of the equity component of convertible debentures is provided below:

Balance, as at December 31, 2006	$ 4,527
Conversion of Trust Units	(1)
Equity component of 6.5% Convertible Debentures	2,812
Balance, as at December 31, 2007	$ 7,338
Conversion of Trust Units	-
Balance, as at March 31, 2008	$ 7,338

9.

UNITHOLDERS’ CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units.  No Special Voting Units have been issued to date.

b)    Issued and Outstanding

The following is a summary of changes in Unitholders’ capital:

	Number
Trust Units	Of Units	Amount
Balance, December 31, 2006	85,186,011	$ 812,174
Units issued pursuant to Unit offering	20,450,000	250,513
Units issued pursuant to Unit Incentive Plan	244,500	1,665
Units issued pursuant to Bonus Rights Plan	981	12
Units issued pursuant to Distribution Reinvestment Plan	3,674,876	32,882
Units issued pursuant to conversion of debentures	1,050	25
Issue costs on convertible debentures converted to Trust Units	-	(1)
Trust Unit issue costs	-	(14,020)
Balance, December 31, 2007	109,557,418	1,083,250
Units issued pursuant to Distribution Reinvestment Plan	1,202,374	8,165
Trust Unit issue costs	-	(9)
Balance, March 31, 2008	110,759,792	$ 1,091,406

c)

Per Unit Information

Basic per unit amounts are calculated using the weighted average number of Trust Units outstanding during the three months ended March 31, 2008 of 110,168,947 (2007 – 85,816,029). PET uses the treasury stock method for incentive and bonus rights in instances where market price exceeds exercise price thereby impacting the diluted calculations.  In computing diluted per unit amounts for the three months ended March 31, 2008, nil Trust Units were added to the basic weighted average number of Trust Units outstanding (2007 – nil net Trust Units) for the dilutive effect of incentive rights and convertible debentures.  In computing diluted per unit amounts for the three month periods ended March 31, 2008,

3,760,500 incentive rights, as well as 12,751,675, potentially issuable Trust Units through the Convertible Debentures (see note 8) were excluded as the exercise and conversion prices were out of the money at March 31, 2008 (three months ended March 31, 2007 – 3,027,996 incentive rights, 7,057,937 potentially issuable Trust Units through the Convertible Debentures).

d)

Redemption Right

Unitholders may redeem their Trust Units at any time by delivering their Trust Unit certificates to the Trustee of PET. Unitholders have no rights with respect to the Trust Units tendered for redemption other than a right to receive the redemption amount.  The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the ten day period after the Trust Units have been validly tendered for redemption and the "closing market price" of the Trust Units.

In the event that the aggregate redemption value of Trust Units tendered for redemption in a calendar month exceeds $100,000 and PET does not exercise its discretion to waive the $100,000 limit on monthly redemptions, PET will not use cash to pay the redemption amount for any of the Trust Units tendered for redemption in that month.  Instead, PET will pay the redemption amount for those Trust Units, subject to compliance with applicable laws including securities laws of all jurisdictions and the receipt of all applicable regulatory approvals, by the issuance of promissory notes of PET ("Notes") to the tendering Unitholders.

The Notes delivered as set out above will be unsecured and bear interest at a market rate of interest to be determined at the time of issuance by the Board of Directors based on the advice of an independent financial advisor. The interest will be payable monthly. The Notes will be subordinated and, in certain circumstances, postponed to all of PET’s indebtedness.  Subject to prepayment, the Notes will be due and payable five years after issuance.

10.

INCENTIVE PLANS

a)

Unit Incentive Plan

PET has adopted a Unit Incentive Plan (“Unit Incentive Plan”) which permits the Administrator's Board of Directors to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to its and affiliated entities' employees, officers, directors and other direct and indirect service providers.  The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET's long-term performance and distributions.  The Administrator's Board of Directors will administer the Unit Incentive Plan and determine participants, numbers of Incentive Rights and terms of vesting.  The grant price of the Incentive Rights (“Grant Price") shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted.

Prior to June 30, 2007, the exercise price of the Incentive Rights (“Exercise Price”) was, subject to certain limitations, reduced by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant which represented a return of more than 2.5 percent per quarter on PET’s consolidated net property, plant and equipment on its balance sheet at each calendar quarter end (“Base Return”). The Exercise Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit.    Effective June 30, 2007, the Base Return was reduced to nil in the formula for calculating Exercise Price reductions.  The Incentive Rights are only dilutive to the calculation of earnings per Trust Unit if the exercise price is below the market price of the Trust Units.  During the three month period ended March 31, 2008 the Trust recorded $1.0 million in Trust Unit compensation ($0.7 million for the three month period ended March 31, 2007).

At March 31, 2008 PET had 7.0 million Unit Incentive and Bonus Rights issued and outstanding relative to the 11.1 million (10 percent) of total Trust Units outstanding reserved under the Unit Incentive and the Bonus Rights Plans (see note 10 (b)).  As at March 31, 2008, 609,125 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised (181,250 as of March 31, 2007).

PET used the binomial lattice option pricing model to calculate the estimated fair value of the outstanding Incentive Rights issued on or after January 1, 2003.  The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

		Year of grant
	2008	2007
Distribution yield (%)	0.0	0.0 – 6.3
Expected volatility (%)	30.0	28.5 – 29.5
Risk-free interest rate (%)	2.66 – 3.33	3.86 – 4.65
Expected life of Incentive Rights (years)	3.75	3.75 – 4.5
Vesting period of Incentive Rights (years)	4.0	4.0
Contractual life of Incentive Rights (years)	5.0	5.0
Weighted average fair value per Incentive Right on the grant date	$ 2.14	$ 1.82

Incentive Rights	Average exercise price	Incentive Rights
Balance, December 31, 2006	$ 14.60	3,644,675
Granted	6.97	3,661,875
Exercised	0.31	(244,500)
Forfeited	13.23	(371,175)
Balance, December 31, 2007	11.02	6,690,875
Granted	7.86	221,000
Forfeited	5.75	(13,500)
Balance, March 31, 2008	$ 10.93	6,898,375

The following summarizes information about Incentive Rights outstanding at March 31, 2008 assuming the reduced exercise price described above:

Range of exercise prices	Number outstanding at March 31, 2008	Weighted average contractual life (years)	Weighted average exercise price/Incentive Right	Number exercisable at March 31, 2008	Weighted average exercise price/Incentive Right
$4.59	50,000	0.6	$ 4.59	37,500	$ 4.59
$5.28 - $10.97	4,115,250	3.6	6.64	58,000	6.70
$11.31 - $15.38	1,974,000	2.5	12.70	336,375	12.63
$15.45 - $18.88	759,125	3.0	16.75	177,250	17.38
Total	6,898,375	3.0	$ 10.93	609,125	$12.95

A reconciliation of contributed surplus is provided below:

Balance, as at December 31, 2006	$ 5,760
Trust Unit-based compensation expense	4,287
Transfer to Unitholders’ capital on exercise of Incentive Rights	(1,590)
Transfer to Unitholders’ capital on exercise of Bonus Rights	(11)
Balance, as at December 31, 2007	8,446
Trust Unit-based compensation expense	1,054
Balance, as at March 31, 2008	$ 9,500

b)

Bonus Rights Plan

PET has implemented a bonus rights plan (“Bonus Rights Plan”) for certain officers, employees and direct and indirect service providers of the Administrator (“Service Providers”).  Rights to purchase Trust Units (“Bonus Rights”) granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding three years from the date upon which the Bonus Rights were granted.  The Bonus Rights vest over two years.  At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void.  Upon vesting, the plan participant is entitled to receive the vested units plus an additional number of Trust Units equal to the value of distributions on PET’s Trust Units as if the Trust Units were invested in PET’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) accrued since the grant date.

For the three month period ended March 31, 2008, nil in compensation expense was recorded in respect of the Bonus Rights granted (three month period ended March 31, 2007 - nil).

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan since inception:

Bonus Rights
Balance, December 31, 2006	37,805
Granted	45,668
Exercised	(981)
Forfeited	(1,193)
Additional grants for accrued distributions	12,120
Balance, December 31, 2007	93,419
Additional grants for accrued distributions	3,945
Balance, March 31, 2008	97,364

11.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on PET’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future periods.  PET has estimated the net present value of its total asset retirement obligations to be $193.6 million as at March 31, 2008 based on an undiscounted total future liability of $363.7 million.  These payments are expected to be made over the next 25 years with the majority of costs incurred between 2015 and 2020.  PET used a credit adjusted risk free rate of 7.0percent to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s asset retirement obligations:

	March 31, 2008	December 31, 2007
Obligation, beginning of year	$ 194,132	$ 109,437
Obligations incurred	1,357	11,212
Obligations acquired	-	65,408
Obligations disposed	(3,595)	-
Expenditures for obligations during the period	(1,716)	(2,597)
Accretion expense	3,428	10,672
	$ 193,606	$ 194,132

12.

FINANCIAL RISK MANAGEMENT

The Trust has exposure to the following risks from its use of financial instruments:

➢

Credit risk

➢

Liquidity risk

➢

Market risk

This note presents information about the Trust’s exposure to each of the above risks, the Trust’s objectives, policies and processes for measuring and managing risk, and the Trust’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Trust’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Trust’s risk management policies are established to identify and analyze the risks faced by PET, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Trust’s activities.

a)

Credit Risk

Credit risk is the risk of financial loss to the Trust if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Trust’s receivables from joint venture partners and petroleum and natural gas marketers.

Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production.  The Trust’s policy to mitigate credit risk associated with these balances is to establish marketing relationships with large, well established purchasers with high credit ratings. The Trust historically has not experienced any collection issues with its petroleum and natural gas marketing receivables. Joint venture receivables are typically collected within one to three months of the joint venture bill being issued to the partner. The Trust attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure.  However, the receivables are generally from participants in the oil and natural gas sector, and collection of the outstanding balances is dependent on industry factors such as commodity price fluctuations, escalating costs, the risk of unsuccessful drilling and oil and gas production; in addition further risk exists with joint venture partners as disagreements occasionally arise that increase the potential for non-collection. The Trust does not typically obtain collateral from oil and natural gas marketers or joint venture partners, however, the Trust does have the ability in some cases to withhold production or amounts payable to joint venture partners in the event of non-payment.

The Trust manages the credit exposure related to marketable securities by monitoring the performance and financial strength of the investments and the liquidity of the securities being held.

During the period credit risk did not have any impact on the change in fair value of financial liabilities classified as held for trading.

The carrying amount of accounts receivable and marketable securities represents the maximum credit exposure.   The Trust’s allowance for doubtful accounts as at March 31, 2008 is $4.0 million. The entire amount of the allowance pertains to the working capital component of the Birchwavy Assets acquired in 2007 and was included as part of the purchase price equation (see note 5). The amount of the allowance was determined by assessing the probability of collection for each past due receivable related to the acquisition. The Trust is currently involved in negotiations with the seller and the joint venture partners involved in an effort to recover the full amount of the receivables in question. The total amount of receivables past due 90 days amounted to $12.8 million, as at March 31, 2008 and pertains primarily to Birchwavy assets. As at the balance sheet date, as a mitigating factor to the credit exposure, the Trust has $4.1 million payable to counterparties from which the Trust holds past due receivables.

b)

Liquidity Risk

Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they are due. The Trust’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Trust’s reputation.

The Trust prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary. Further, the Trust utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Trust has a revolving credit facility, as outlined in note 7. The lender reviews the Trust’s borrowing base on a semi-annual basis. The following are the contractual maturities of financial liabilities and associated interest payments as at March 31, 2008:

Contractual repayments of financial liabilities(1)	Total	2008	2009-2012	Thereafter
Accounts payable and accrued liabilities	$ 88,907	$ 88,907	$ -	$ -
Long term bank debt – principal	331,819	-	331,819	-
Convertible debentures – principal(2)	236,109	-	236,109	-
Total	$ 656,835	$ 88,907	$ 567,928	$ -

(1) Financial instrument liabilities are based on a mark-to-market calculation as of the balance sheet date and as such,

future contractual repayments are uncertain.  As a result, PET has not included financial instruments as financial   liabilities in the above repayments schedule.

(2) Assuming repayment of principal is not settled in Trust Units, at the option of PET.

Interest payments on financial liabilities	Total	2008	2009-2012	Thereafter
Interest payment on bank debt(1)	s	11,323	6,039	-
Interest on convertible debentures(2)	$ 48,461	$ 11,285	$ 37,176	$ -
Total	$ 65,823	$ 22,608	$ 43,215	$ -

(1) Assuming revolving feature of the credit facility is not extended and calculated at the March 31, 2008 effective interest rate of 4.55%, assuming a constant debt level equivalent to the balance at March 31, 2008.

(2) Assuming payment of interest is not settled in Trust Units, at the option of PET.

c)

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Trust’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Trust utilizes both financial derivatives and physical delivery sales contracts to manage market risks related to commodity prices. All such transactions are conducted in accordance with the Trust’s Risk Management Policy, which has been approved by the Board of Directors.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The majority of the Trust’s oil and natural gas sales are denominated in Canadian dollars. Due to the fact that the demand for oil and natural gas is substantially driven by the demand in the United States, the Trust’s exposure to US dollar foreign exchange risk is indirectly driven by the price of oil and natural gas. From time to time the Trust also uses foreign exchange contracts to mitigate the effects of fluctuations in exchange rates on the Trust’s cash flows. The Trust does not consider its direct exposure to foreign currency exchange rate risk to be significant; refer to commodity price risk analysis below.

As at March 31, 2008 the Trust had entered into one forward foreign exchange rate contract. The fair value of the contract as at the balance sheet date is nil, calculated based on an independent forward exchange curve. No gain or loss has been recorded in the consolidated statement of earnings with respect to this contract.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by the world economic events that dictate the levels of supply and demand. The Trust has attempted to mitigate commodity price risk through the use of various financial derivative and physical delivery sales contracts. The Trust’s policy is to enter into financial and forward physical gas sales contracts up to a maximum of 50 percent of forecasted production volumes including gas over bitumen deemed production, as outlined in the Trust’s risk management policy.

As at March 31, 2008, the Trust has physical natural gas sales contracts which are contingent on future market prices. These contracts are not classified as financial instruments due to the fact that the settlement price corresponds directly with fluctuations in natural gas prices.

The remainder of production not subject to derivative contracts or fixed volume, non-derivative physical sales contracts is settled monthly with counterparties based on future monthly actual production and future monthly settlement prices.

For the period ended March 31, 2008 forward physical gas fixed-price sales contracts resulted in realized gains of $1.2 million that have been included in oil and natural gas revenue. In order to calculate these realized gains, PET compares the fixed price received to the AECO monthly index price and the NYMEX index.

Realized gains on financial instruments, including financial natural gas commodity contracts and foreign exchange price contracts, recognized in net earnings (loss) for three month period ended March 31, 2008 were $2.8 million ($14.3 million for the three month period ended March 31, 2007).

Natural gas commodity contracts

At March 31, 2008 the Trust had entered into forward gas sales arrangements at AECO as follows:

Type of contract	PET sold/bought	Volumes at AECO (GJ/d)	Price ($/GJ)			Term
			Fixed	Floor	Ceiling
Financial	sold	27,500	$7.973	-	-	April 2008
Financial	bought	(12,500)	$7.958	-	-	April 2008
Financial	sold	99,500	$7.407	-	-	April 2008 – October 2008
Financial	bought	(17,500)	$7.043	-	-	April 2008 – October 2008
Physical	sold	8,000	$6.998	-	-	April 2008 – October 2008
Physical	bought	(2,500)	$6.560	-	-	April 2008 – October 2008
Physical	sold	2,500	$7.450	-	-	April 2008 – December 2008
Physical	bought	(2,500)	$6.625	-	-	April 2008 – December 2008
Financial	sold	5,000	$8.380	-	-	May 2008
Financial	sold	101,000	$7.816	-	-	November 2008 – March 2009
Financial	bought	(5,000)	$7.255	-	-	November 2008 – March 2009
Physical	sold	10,000	$8.223	-	-	November 2008 – March 2009
Physical	bought	(7,500)	$7.703	-	-	November 2008 – March 2009
Financial	sold	5,000	-	$7.000	$8.000	November 2008 – March 2009
Financial	sold	55,000	$7.291	-	-	April 2009 – October 2009
Financial	bought	(47,500)	$7.216	-	-	April 2009 – October 2009
Financial	sold	17,500	$8.237	-	-	November 2009 – March 2010
Financial	bought	(17,500)	$8.135	-	-	November 2009 – March 2010

At March 31, 2008 the Trust had entered into financial and forward physical gas sales arrangements at NYMEX as follows:

Type of contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	2,500	$9.420	April 2008
Financial	bought	(7,500)	$9.570	April 2008
Financial	sold	10,000	$7.700	April 2008 – October 2008
Physical	sold	5,000	$6.683	April 2008 – October 2008
Financial	sold	2,500	$9.420	November 2008 – March 2009
Financial	bought	(2,500)	$9.260	November 2008 – March 2009

At March 31, 2008 the Trust had entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount. Physical basis contracts represent commitments rather than contractual obligations.

Type of contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial – basis	sold	5,000	$(0.975)	April – October 2008
Financial – basis	bought	(5,000)	$(1.045)	April – October 2008
Physical – basis	sold	37,500	$(0.969)	April – October 2008
Physical – basis	bought	(22,500)	$(1.047)	April – October 2008
Physical – basis	sold	17,500	$(0.445)	April – October 2010
Physical – basis	bought	(17,500)	$(0.731)	April – October 2010
Financial – basis	sold	15,000	$(0.547)	April – October 2011
Financial – basis	bought	(15,000)	$(0.550)	April – October 2011

At March 31, 2008 an unrealized loss of $79.3 million was recorded in the consolidated statement of earnings (loss) related to the change in fair value of financial and physical forward sales contracts from December 31, 2007 to March 31, 2008.

Commodity price sensitivity analysis

As at March 31, 2008, if future natural gas prices changed by $0.25 per GJ for AECO contracts and $0.25 per MMBTU for NYMEX contracts, with all other variables held constant, after tax net earnings for the period would have changed by $9.9 million. A potential increase in the natural gas price would result in a decrease to net earnings, while a decrease would lead to increased net earnings.

Mark to market sensitivity was based on published forward AECO and NYMEX prices. Gains and losses on NYMEX contracts were calculated based on the USD foreign exchange rate as at March 31, 2008.

Interest rate risk

The Trust utilizes a long-term debt credit facility which bears a floating rate of interest. Both of these financial liabilities are subject to interest rate risk. Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates, thereby affecting the Trust’s operations.

Interest rate sensitivity analysis

For period ended March 31, 2008, if interest rates had been 1percent lower or higher the impact on earnings would be as follows:

Interest rate sensitivity	1 % increase	1% decrease
Impact on net earnings	$ (900)	$ 900

The net earnings impact as a result of interest rate fluctuations is based on the assumption that the lender increases or decreases the fixed term BA rate consistently, based on a market interest rate change of 1percent.

PET’s convertible debentures were issued at a fixed interest rate and as such the debentures are not materially impacted by market interest rate fluctuations. To ensure accounts payable, including monthly distributions, are settled on a timely basis, the Trust manages liquidity risk as previously outlined in this note, thus limiting exposure to interest rate fluctuations and other penalties potentially resulting from past due payables.

The Trust had no interest rate swap or financial contracts in place as at or during the three months ended March 31, 2008.

Capital management

The Trust's policy is to maintain a strong capital base so as to retain investor, creditor and market confidence and to sustain the future development of the business. The Trust manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying oil and natural gas assets. The Trust considers its capital structure to include unitholders’ capital, bank debt, convertible debentures and working capital.  In order to maintain or adjust the capital structure, the Trust may from time to time issue units or debt securities and adjust its capital spending and distributions to manage current and projected debt levels. This overall objective and policy for managing capital remained unchanged in the first quarter of 2008 from prior reporting periods.

The Trust monitors capital based on the ratio of net debt to annualized funds flow, calculated as follows for the three months ended March 31, 2008:

Net debt ($ thousands)	March 31, 2008
Bank debt	331,819
Convertible debentures, measured at principal amount	236,109
Working capital deficiency (surplus) (2)	14,495
Net debt	582,423
Cash flow provided by operating activities	52,901
Exploration costs (3)	3,024
Expenditures on asset retirement obligations	1,716
Changes in non-cash operating working capital	(1,450)
Funds flow	56,191
Annualized funds flow (1)	224,764
Net debt to annualized funds flow ratio (times) (1)	2.6

(1)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(2)

Working capital deficiency (surplus) excludes short-term financial instrument assets and liabilities related to the Trust’s hedging activities.

(3)

Certain exploration costs are added back to funds flow in order to be more comparable to other energy trusts that use the full cost method of accounting for oil and gas activities.  Exploration costs that are added back to funds flow include seismic expenditures, dry hole costs and expired leases and are considered by PET to be more closely related to investing activities than operating activities.

As at March 31, 2008, the Trust’s ratio of net debt to funds flow was 2.6 to 1.  This ratio is monitored continuously by the Trust, and the targeted range of net debt to funds flow varies based on such factors as, acquisitions, commodity prices, projected cash flows, capital expenditure programs and timing of such programs.  In order to facilitate the management of this ratio, the Trust prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

The Trust’s unitholders’ capital, convertible debentures and working capital are not subject to external restrictions. The Trust’s credit facility is subject to lender’s covenants with which PET was in compliance with at March 31, 2008.

The capital structure at March 31, 2008 was as follows:

Net debt	$ 582,423
Total equity (net of deficit)	223,318
Non-controlling interest	1,942
Total capital at March 31, 2008	805,741

Fair value of financial instruments

The Trust’s financial instruments as at March 31, 2008 and March 31, 2007 include marketable securities, accounts receivable, derivative contracts, accounts payable and accrued liabilities, distributions payable, bank debt and convertible debentures.

The fair values of marketable securities and convertible debentures are based on exchanged traded values in active markets as at the balance sheet date.

The fair value of accounts receivable, accounts payable, accrued liabilities and distributions payable approximate their carrying amounts due to their short-terms to maturity.

The fair value of derivative contracts is based on the difference between the fixed contract price or fixed basis differential and readily observable estimated, external forward market price curves as at the balance sheet date, based on natural gas volumes in executed contracts.

Bank debt bears interest at a floating market rate and accordingly the fair market value approximates the carrying value.

13.

OPERATING LEASES

a)

Operating leases

As of March 31, 2008, the future minimum payments under office lease costs and related sublease recoveries under contractual agreements consisted of:

Operating Leases
2008	$ 2,232
2009	2,956
2010	2,912
2011	728
Total commitment	$8,828

b)

Pipeline commitments

The Trust has long-term commitments to pay for gas transportation on certain major pipeline systems in western Canada. As of March 31, 2008, the future minimum payments under pipeline commitments under contractual agreements consisted of:

Pipeline Commitments
2008	$ 7,614
2009	5,517
2010	3,182
2011	1,999
2012	1,870
After 2012	877
Total commitment	$21,059

14.

FUTURE INCOME TAXES

On June 12, 2007, Bill C-52 Budget Implementation Act, 2007 was substantively enacted by the Canadian federal government, which contains legislation to change the tax treatment of publicly traded trusts in Canada. As a result, a new 31.5 per cent tax will be applied to distributions from Canadian public income trusts effective January 1, 2011. On October 30, 2007, the Finance Minister announced a reduction of the corporate income tax rate from 22.1 percent to 15 percent by 2012. The reductions will be phased in between 2008 and 2012. Legislation enacting the measures received Royal Assent on December 14, 2007 and is therefore considered enacted for accounting purposes.  On February 26, 2008, the Minister of Finance announced (the "Provincial SIFT Tax Proposal") that instead of basing the provincial component of the tax on a flat rate of 13 percent, the provincial component will instead be based on the general provincial corporate income tax rate in each province in which PET has a permanent establishment. Under the Provincial SIFT Tax Proposal PET would be considered to have a permanent establishment in Alberta, where the provincial tax rate in 2011 is expected to be 10 percent, which will result in an effective tax rate of 26.5 percent in 2011 and 25 percent in 2012.  Taxable distributions that are not allocated to any province would instead be subject to a 10 percent rate constituting the provincial component.  There can be no assurance, however, that the Provincial SIFT Tax Proposal will be enacted as proposed.  PET has not recorded a future income tax liability at March 31, 2008, as temporary differences between book values and tax values of the Trust’s assets are scheduled to reverse prior to the tax being implemented on January 1, 2011.

15.

GAS OVER BITUMEN ROYALTY ADJUSTMENTS

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Alberta Energy and Utilities Board (the “AEUB”) as a result of recent bitumen conservation decisions.  Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

At March 31, 2008 PET had received $81.8 million ($77.6 million at December 31, 2007) for cumulative gas over bitumen royalty adjustments to that date.  Of this amount, $18.8 million has been recorded as revenue to date and $63.0 million has been recorded on the Trust’s balance sheet.

In 2006 PET disposed of certain shut-in gas wells in the gas over bitumen area.  As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer.  As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility.  As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown.